Mail Stop 3561

June 27, 2008

Robin Smith, MD
Chief Executive Officer
Neostem, Inc
420 Lexington Avenue
Suite 450
New York, NY   10170

> **Re: Neostem, Inc.**
> **Form 10KSB for the year ended December 31, 2007**
> **File No. 1-33650**

Dear Dr. Smith:

We have reviewed your filing and have the following comments. Where indicated, please provide a supplemental explanation so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 8 – Stockholder's Equity (Warrants), page F-19

We note you have classified the underwriter's purchase option (UPO) and the warrants issued in the August 2007 public offering as equity. We note also that the UPO and warrants are not exercisable unless, at the time of exercise, there is an effective registration statement relating to the securities and a related current prospectus. In this situation, equity classification is appropriate if the agreement specifies that in the event you are unable to honor the holder's exercise request, you have no obligation to net cash settle the warrants and/or unit purchase option. Please refer to paragraph 17 of EITF 00-19 and tell us why you believe the UPO and the warrants issued in August 2007 are appropriately classified as equity.

As appropriate, please provide a detailed written response to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tia Jenkins, Senior Assistant Chief Accountant at (202) 551-3871 if you have questions regarding comments on the financial statements.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services